February 2, 2006

Mail stop 3561

By U.S. Mail and Facsimile [(972) 673-9200]

Mr. Eric Logan
Chief Financial Officer
Adams Golf, Inc.
2801 East Plano Parkway
Plano, Texas 75074

Re: **Adams Golf, Inc.**
        Form 10-K for the year ended December 31, 2004
        Form 10-Q for the quarter ended September 30, 2005
        File No. 000-24583

Dear Mr. Logan:

We have reviewed your January 18, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * *

Form 10-K for the year ended December 31, 2004

Results of Operations, page 17

1.   We have reviewed your response to prior comment three and we agree that the expanded disclosures you propose to add will enhance your narrative discussion. However, we also note that the amount of your recorded annual provision approximately doubled in fiscal 2004. In view of this significant increase, please also tell us and disclose the specific factors that caused the increase. That is, tell us whether and how the mix of your customers, their financial circumstances or

the aging analysis of your receivables changed during that particular fiscal period. To the extent practicable, please explain the specific business reasons responsible for the increase, including whether the increase relates primarily to the financial circumstances of a single customer or to the financial strength of the entire group of your customers.

General

2.   Per comment number four in our letter dated May 19, 2005, please advise on when the requested amendment will be filed, or if it has been completed already.

Form 10-Q for the quarter ended September 30, 2005

3.   Refer to the reversal of the Faldo settlement costs in Note 3. Supplementally and in detail, please support your apparent conclusion that derecognition of the entire accrued liability is appropriate. Tell us whether Mr. Faldo agrees with your conclusion and whether he has legally released you from the obligation to make any additional payments under the contract and/or the related settlement agreement.

4.   As a related matter, it appears that some of the accrued payments that you reversed may have been earned in prior periods by Mr. Faldo as a result of his having been in compliance with the contract at that time. For example, if a $500,000 payment was due to Mr. Faldo upon signing the settlement agreement, please explain why you expect him to forfeit this payment as the result of a later contractual default. Describe the exact nature of the default(s) and tell us the date(s) of occurrence. Explain how these defaults justified the reversal of each significant component of the accrual   Finally, tell us whether Mr. Faldo's interpretation of the contract terms is in complete agreement with yours. We may have further comments upon review of your response.

Condensed Consolidated Statements of Cash Flows

5.   We note your treatment of "Income from insurance recoveries" in the statement of cash flows. Please explain why the amount of the settlement has been recorded as a reduction in cash flows from operations and included as an increase in cash flows from investing activities. It would appear that the inclusion of that amount in cash flows from operations, by way of its aggregation into net income, would be the appropriate treatment, based on the guidance in paragraph 22(c) of SFAS 95. Please tell us how you have considered this guidance, or any other literature that you have relied upon, to conclude that this amount should be treated as a cash flow from investing activities or change your statement of cash flows to include this amount as an operating activity.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Kristin Shifflett, Staff Accountant, at (202) 551-3381, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief